CARTER LEDYARD & MILBURN LLP
                               COUNSELLORS AT LAW
                                  2 WALL STREET
                            NEW YORK, N.Y. 10005-2072
                                   -----------

                               TEL: (212) 238-8605
                               FAX: (212) 732-3232






                                                     March 17, 2005

VIA EDGAR
---------

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 0406
Washington, D.C. 20549-0506

                      Re:  Attunity Ltd
                           Amendment No. 2 to Form F-3
                           filed January 20, 2005
                           File No. 333-119157
                           ---------------------------

Dear Ms. Jacobs:

         On behalf of our client, Attunity Ltd (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Ofer Segev, Chief Financial Officer of the Company, dated February 15, 2005 (the "Comment Letter"), with respect to Amendment No. 2 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on behalf of the Company on January 20, 2005 (the "Registration Statement").

         Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing the third pre-effective amendment to the Registration Statement amending the Registration Statement's disclosure as requested in the Comment Letter.

         We have repeated your numbered comments below and have provided a response to each comment.

         Legal Comments
         --------------

         Selling Shareholders, page 17

          1. We note that you are providing information in the selling shareholders table as of September 19, 2004. Please note that
               Item 507 information needs to speak as of the most recent date practicable.

Ms. Barbara C. Jacobs                                                          2

         The selling shareholders table has been updated to the most recent date practicable.


         Exhibits
         --------

          2. Prior comment 5. We note your response that the One Software Technologies agreement is not material to the Company within the meaning of Item 601(b)(10) of Regulation S-K since it will neither result in a decrease in the reported maintenance and consulting revenues of the Company nor reduce materially the Company's operating margin for this activity. Please advise as to whether you are "substantially dependent" upon this contract within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

         The Company has filed this agreement as Exhibit 4.18 to its Registration Statement No. 333-122937.

          3. We further note that on January 24, 2005, Attunity entered into a Securities Purchase Agreement for the sale of 727,272 of its ordinary shares and three year warrants, to purchase 290,909 shares at $2.75 per share to new investors. It appears that this agreement should be filed pursuant to Item 501(b)(4)(v) of Regulation S-K. Please advise. Also, please advise as to the manner in which you were able to secure these "new investors." We may have further comments.

         The Company has filed this agreement as Exhibit 4.15 to its Registration Statement No. 333-122937. In a letter dated February 17, 2005, addressed to Loryn Zerner of the Staff, we have provided the background to the investment.

         Accounting Comments
         -------------------

          4. We note your response to our prior comment number 6 from our letter dated December 22, 2004. In your response you indicated that you began experiencing product development delays during the year 2001 and missed your expected product release date in the fourth quarter of 2002. Supplementally, explain how you considered these factors in assessing the realizability of capitalized development costs for your BPI product as of each balance sheet date from December 31, 2001 through the date the costs were written off. As part of your response, provide copies of the cash flow models or other analyses prepared in connection with each assessment. Explain how the assumptions used in subsequent evaluations compared to the assumptions used at the time you began capitalizing costs in 2000. Refer to SFAS 86, par. 10.

         The Company supplementally advises the Staff that as a result of product development delays that occurred during 2002 and the resulting delay in the product release from the fourth quarter of 2002 to the second half of 2003, the Company revised its projections in support of the net realizable value of the BPI products. In assessing the realizable value of the capitalized

Ms. Barbara C. Jacobs                                                          3

development costs associated with the BPI products, the Company prepared cash flow projections of the BPI products at each balance sheet day as follows:

                                                  2002      2003       2004       2005        2006      Total
                                                  ----      ----       ----       ----        ----      -----
                                                                 (In thousands of dollars)
December 31, 2001
-----------------
     Attunity BPI License and Maintenance
     Revenues................................   $1,110    $4,873     $5,762     $6,930      $8,472    $27,147
     Operating costs*........................      912     3,838      4,399      5,002       5,874     20,026
     Net cash contribution...................      198     1,035      1,363      1,928       2,598      7,122
     Present value at 15%....................                                                           4,245
     Capitalized amount......................                                                           1,068

December 31, 2002
-----------------
    Attunity BPI License and Maintenance
    Revenues.................................              $ 365     $1,402      $3,049    $5,008      $9,824
    Operating costs*.........................                758        761       1,097     1,789       4,405
    Net cash contribution....................               -395        641       1,952     3,219       5,419
    Present value at 15%.....................                                                           3,267
    Capitalized amount.......................                                                           1,470

------
* Operating costs includes technical support, expected R&D expenses, sales and marketing and general and administration expenses. Since according to paragraph 10 to SFAS 86, general and administration expenses are not included within the net realizable value, the Company recalculated the net realizable value according to the provision of SFAS 86 using the same assumptions and concluded that the net realizable value has exceeded the capitalized amounts.

         As of December 31, 2000, the amount of the capitalized costs was immaterial and therefore the Company believed that the expected cash contribution from the BPI products supported a net realizable value exceeding the capitalized amount as of that date.

         On December 31, 2001, the Company projected net realizable value of $4,245,000 for the BPI products as compared to $1,068,000 of capitalized assets. At the end of 2001, the Company did not expect product development delays despite the restructuring that took place in the fourth quarter of that year. In 2002, as the Company was experiencing development delays, the Company revised its estimate of the general availability of the BPI products from the fourth quarter of 2002 to the third quarter of 2003.

         The projections that supported the realizability of the software development costs as of December 31, 2002 were revised in order to give effect to the delay in the expected release date, and the decrease in the expected market demand, resulting from the economic conditions in the marketplace and decreased demand for this type of product, mainly due to competition from companies like WebMethod Inc. and SeeBeyond Inc. that had greater resources and had more advanced products. As a result of these factors, management observed that the potential revenues from the BPI products at the end of 2002 were significantly lower than those projected as of December 31, 2001. Operating costs as a percentage of revenues decreased in 2002 mainly

Ms. Barbara C. Jacobs                                                          4

as a result of the decision to decrease marketing efforts for the BPI products during 2002 as part of management's plans to downsize operations and cut costs in all locations. At December 31, 2002, the Company projected net realizable value of $3,267,000 for the BPI products compared to $1,470,000 of capitalized assets.

         Subsequent sales efforts in 2003 were not successful and in the second half of 2003, the Company's management determined that in order to generate significant revenues it would have to increase sales and marketing costs and invest significant amounts in modifying the BPI products to meet customer requirements in order for the products to meet the market's needs and expectations, resources which the Company was unable to allocate to the BPI products. As a result, management concluded that the Company could not with its limited resources, support the material investments required to modify the BPI products to comply with perceived needs of the market and resolved to concentrate its resources on the Connect suite of products. As a result of the above, the BPI products had no realizable value and were written off.

          5. With respect to your BPI product, supplementally explain to us why you believe technological feasibility was reached in the second quarter of 2000. As part of your response, describe the activities that had been completed by that time. Additionally, describe the additional activities that required completion prior to the time the product was to be ready for general release. Tell us how the actual amount and timing of these additional activities, and their related costs, compared to projections prepared in connection with the initial design activities. Finally, explain how your determination that technological feasibility had been established met the requirements of SFAS 86, par. 4(a) and the definitions of "product design" and "detail program design" provided in SFAS 86, Appendix C.

         The Company supplementally advises the Staff that it believes that the BPI product had reached technological feasibility by the end of the second quarter of 2000, as by that time the Company has completed the product design and the detailed program design as defined in Appendix C to SFAS 86.

         Appendix C of SFAS 86 defines Product design as "A logical representation of all product functions in sufficient detail to serve as product specifications." The Company supplementally advises the Staff that by the second quarter of 2000 the Company believes it had completed the BPI product design that included all of the following product specifications:

         The type of product and its objectives were clearly defined. Product architecture including general inputs and outputs, data transformation definitions, data storage, structure and flow were outlined. General definitions of software controls, activity journals and checkpoints were completed. Mapping, logical flow and report definition were completed as well as system requirements, user interface, security and permissions.

         In addition, Appendix C of SFAS 86 defines detail program design as "The detail design of a computer software product that takes product function, feature, and technical requirements to their most detailed, logical form and is ready for coding."

Ms. Barbara C. Jacobs                                                          5

         The Company supplementally believes that by the second quarter of 2000 a detail program design has been completed, including report definitions, field definitions, algorithms, specific arrays of data and special routines in a way that was ready for the coding process and other activities as outlined below.

         In order for the BPI product to be available for general release the following activities were required to be completed:

         Coding. The R&D team needed to complete the development of the product including user interface, adaptors, software development kit, repository system, and other interfaces to back-end third party products and to make the product ready for enterprise production environments.

         Testing. The R&D team needed to perform the steps necessary to ensure the quality of the developed software and its compliance with the product design and detailed product design.

         Documentation. User guides, installation guides and reference manuals for the product needed to be prepared.

         Beta Program. A program designed to test the product at customer sites prior to announcing its general availability needed to be initiated.

         The Company supplementally advises the Staff that at the initial design phase management projected that the above described activities would be completed and the product would be available for general release by the fourth quarter of 2002. Management believed that development phase of such a new product should last approximately 2 years. However as a result of the delay in completing these activities, mainly as a result of the reduction in the number of research and development personnel working on the product in 2002, the product availability was delayed to 2003. In addition the Company believes that the actual development costs did not exceed the projected development costs at the initial design phase.

         The Company supplementally advises the Staff that it believes that it met the requirements of Paragraph 4(a) to SFAS 86 for the following reasons:

         a. The program design and detail program design were completed and the Company had the necessary skills to produce the product.

         b. The Company believes that the detail program design supported the product specification at the time management determined that technological feasibility was achieved.

         c. The Company did not anticipate any high-risk development issues arising in the future, nor were any such barriers identified in any of the phases of development or at the time the costs were written off.

         Based on the scope and maturity of the work completed during the first half of 2000, the management of the Company determined that technological feasibility had been reached.

Ms. Barbara C. Jacobs                                                          6

Management believed that the work met the requirements of SFAS 86 par. 4(a) and the definitions of `product design' and `detail program design' provided in SFAS 86, Appendix C as provided above.

          6. For software development costs capitalized during 2002, 2003 and 2004, tell us the underlying products to which these costs were attributable. Indicate the status, as of each balance sheet date and currently, of each of the products for which costs were capitalized during the three year period.

         The following table summarizes all capitalized software development costs during the years 2002, 2003 and 2004 for the underlying products at each balance sheet date:

Product                        2002            2003            2004      Status
-------                        ----            ----            ----      ------
Attunity Connect V3.4.....   $ 767,000             -             -        (1)
Attunity Connect V4.0.....     426,000      $  603,000           -        (2)
Attunity Connect V4.1.....         -           866,000           -        (3)
BPI.......................     401,000          73,000           -        (4)
Attunity Connect V4.6.....         -            50,000      $1,574,000    (5)
                            ----------      ----------      ----------
      Total...............  $1,594,000      $1,593,000      $1,574,000

1) Attunity Connect V3.4 - The Company established technological feasibility for Attunity Connect V3.4 in the fourth quarter of 2001. Technological feasibility was established upon completion of a detailed program design of the product. The general release of the product took place in the fourth quarter of 2002 and accordingly the Company started amortizing the capitalized software costs in the fourth quarter of 2002 on a straight line basis over its estimated useful life of five years.

2) Attunity Connect V4.0 - The Company established technological feasibility for Attunity Connect V4.0 in the fourth quarter of 2002. Technological feasibility was established upon completion of a detailed program design of the product. The general release of the product took place in the second quarter of 2003 and accordingly the Company started amortizing the capitalized software cost in the second quarter of 2003 on a straight line basis over its estimated useful life of five years.

3) Attunity Connect V4.1 - The Company established technological feasibility for Attunity Connect V4.1 in the second quarter of 2003. Technological feasibility was established upon completion of a detailed program design of the product. The general release of the product took place in the first quarter of 2004 and accordingly the Company started amortizing the capitalized software cost in the first quarter of 2004 on a straight line basis over its estimated useful life of five years.

4) BPI - The Company established technological feasibility of the BPI product in the second quarter of 2000. Technological feasibility was established upon completion of a detailed program design of the product. The product did not mature into a marketable product and was written off in 2003.

Ms. Barbara C. Jacobs                                                          7

5) Attunity Connect V4.6 - The Company established technological feasibility for Attunity Connect V4.6 in the fourth quarter of 2003. Technological feasibility was established upon completion of a detailed program design of the product. The general release of the product took place on December 27, 2004 and the Company started amortizing the capitalized software cost in the first quarter of 2005 on a straight line basis over its estimated useful life of five years.

         Although each product is being amortized over an estimated useful life of five years, pursuant to paragraph 8 of Statement 86 the annual amortization is compared to the amount computed using the ratio that current gross revenues for a product bears to the total of current and anticipated future gross revenues for that product and the greater amount is recorded. To date the straight-line amortization has been greater.

         The above Attunity Connect products are currently being sold by the Company as part of the Connect Suite of products. Enclosed are the cash flow projections as of December 31, 2004 for the Connect Suite of products:

Connect Revenues                    2004Actual          2005E             2006E            2007E             2008E
----------------                    ----------          -----             -----            -----             -----
Direct Licenses............        $ 4,526,000      $  8,490,000       $13,335,000     $ 21,103,000       $33,254,000
Distribution & OEM.........          2,696,000         3,200,000         4,200,000        5,200,000         6,200,000
Maintenance................          3,605,000         4,239,000         5,181,000        6,266,000         7,513,000
                                     ---------         ---------         ---------        ---------         ---------
  Total Revenues...........        $10,827,000       $15,929,000        22,716,000     $ 32,569,000       $46,967,000

Connect Expenses
----------------
Maintenance & Support......        $   887,000       $   887,000       $ 1,346,000     $  1,749,000       $ 2,099,000
Sales & Marketing..........          7,870,000        10,358,000        12,706,000       16,847,000        22,505,000
                                     ---------        ----------        ----------       ----------        ----------
  Total Expenses...........        $ 8,757,000       $11,245,000       $14,052,000     $418,596,000       $24,604,000
Net Contribution...........        $ 2,070,000       $ 4,685,000       $ 8,664,000     $ 13,973,000       $22,363,000

NPV at 15%                         $32,597,864

         The net amount capitalized for the Connect Suite of products at December 31, 2004 was $4,210,000.


         The Company expects revenues to increase in future years due to the change of management in all of the departments of the Company including, the CEO, VP R&D, VP sales, etc. The Company's new management consists of successful executives with credentials in managing companies in this industry. During the last two quarters management has been successful in securing new strategic partners, increasing revenues from existing partners and expanding the Company's distribution network by increasing its strategic initiatives. As such, management believes that revenues will increase significantly in future years. It should be noted that in the last two quarters subsequent to the change in management license revenues have increased compared to prior periods.

          7. Supplementally, tell us whether the national office Ernst & Young has reviewed your accounting policies and procedures with respect to activities within the scope of SFAS 86. Address your policies with respect to the initial capitalization of costs and the subsequent amortization and impairment testing of capitalized costs.

Ms. Barbara C. Jacobs                                                          8

         The Company supplementally advises that Staff that the National Office of Ernst & Young reviewed the Company's accounting policies and procedures with respect to its activities within the scope of SFAS 86. For the most part, the software development costs capitalized during the years 2002, 2003 and 2004, related to the Connect Suite of products. The Company is supplementally providing the Staff with its policies with respect to the initial capitalization of software costs and the subsequent amortization and impairment testing of capitalized costs.

         Attunity Policies
         -----------------

          o SFAS No. 86 requires establishing of technological feasibility in order to capitalize computer software costs. For purpose of applying SFAS 86, the Company considers technological feasibility as established, once the Detail Program Design ("DPD") has been completed on a product by product basis. The DPD is considered complete when the Company has a detailed program design that includes all necessary features to begin the coding and the program is traced to the product design.

          o Once technological feasibility has been established, the Company capitalizes the direct costs attributable specifically to the product under development. Such costs include direct costs such as salary and related expenses and indirect costs (overhead) such as rent and others. Capitalized salary costs are based on actual hours invested, which are determined according to daily reports of the R&D employees.

          o The Company capitalizes software development costs up to the point of general availability of the product. General availability has been determined once the VP R&D and the product management team has determined that the product is available for release and subsequently uploaded to the Company's web site for download by customers. Once general availability has been achieved, the capitalized software costs are amortized on a straight-line basis (which is greater than the amount computed using the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for the product) over the estimated useful life of the product (typically five years). Products that have not yet been released (no general availability) are not amortized. Amortization expenses are recorded in cost of licensed revenues.

          o At each balance sheet date, the Company compares the unamortized capitalized software costs to the net realizable value of the product. Net realizable value is defined as gross revenues reduced by expected costs of completing and disposing of the product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale. Evaluating the future expected revenues and costs from a specific product require our management to make estimates and assumptions regarding the expected markets for the products and future sale prices for the products. Such estimates and assumptions could differ from actual results. Capitalized software costs that exceed the net realizable value of the product are written off and charged to the Company's statement of operations.

Ms. Barbara C. Jacobs                                                          9


         Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                           Very truly yours,



                                           /s/Steven J. Glusband

                                           Steven J. Glusband

SJG:tco
Enclosures

cc:      Ofer Segev, Chief Financial Officer, Attunity Ltd